UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42733

EMPRO GROUP INC.

21, Jalan 15/23, Tiong Nam Industry Park

40200 Shah Alam, Selangor, Malaysia

+603 5523 1983

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On July 22, 2026, Empro Group Inc. issued a press release titled “Empro Group Inc. Announces Receipt of Nasdaq Delisting Determination Notice.”

The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

Financial Statements and Exhibits

Exhibit No.	Description
99.1	Press Release of Empro Group Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empro Group Inc.

Date: July 22, 2026	By:	/s/ Yeoh Chee Wei
	Name:	Yeoh Chee Wei
	Title:	Chief Executive Officer